UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 26 April, 2022

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 25 April 2022: Production and sales metrics for the nine months ended 31 March 2022 and hedging update

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2022; HEDGING UPDATE

PRODUCTION AND SALES METRICS FOR THE NINE MONTHS ENDED 31 MARCH 2022

Sasol has published its production and sales performance metrics for the nine months ended 31 March 2022 on the Company´s website at www.sasol.com, under the Investor Centre section: https://www.sasol.com/investor-centre/financial-reporting/business-performance-metrics

Sasol is continuing to manage the consequences of the heavy rainfall and accompanying floods experienced in KwaZulu-Natal and assess the impact on the business. We are supporting our employees and communities during this challenging period. The situation has resulted in a force majeure declaration on the export of certain chemical products and our Q4 FY22 volume outlook could be impacted subject to the extent of infrastructure damage and the timing of the recovery and restoration of key infrastructure and utilities.

We will update the market of any material impacts in due course.

OIL HEDGING UPDATE

Sasol has made significant progress in deleveraging its balance sheet through a combination of asset divestments, operational actions and now more supportive pricing. Despite this improvement, leverage remained above target levels at 31 December 2021 along with ongoing volatility and unprecedented uncertainty about the macro outlook.

On this basis the hedging programme has been kept in place to mitigate downside pricing risks and ensure that Sasol can execute its strategy with confidence. Given Sasol's improved financial position the oil hedge cover ratio for financial year 2023 was reduced to ~40% compared to the ~69% in financial year 2022. This includes of 80% of total Synfuels synthetic crude oil production and 90% of Sasol's share of Oryx production.

On the back of the recent increase in oil prices as a result of the Russia/Ukraine conflict, Sasol has progressed the implementation of the financial year 2023 hedging strategy and has now executed 85% of the oil hedging mandate. This uses zero costs collars to provide downside protection below ~ US$63,03 per barrel together with a higher cap of ~ US$91,62 per barrel.

In line with Sasol's risk management policy, as the balance sheet continues to deleverage and so is able to absorb more downside risk the hedge cover ratios are expected to decrease further.

The Company will however continue to update the market on any changes to our financial risk management positions in our quarterly market disclosures.

25 April 2022
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 22 September 2021 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April 2022

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary